UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 16, 2021	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Hsinchu, Taiwan, March 16, 2021 — On March 16, 2021, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held the 12th meeting of its 9th Board of Directors (the “Board”), at which the following matters were resolved and public announcements were made in Taiwan regarding such resolutions:

(1)	Company’s business report and financial statements for the fiscal year 2020;

(2)	Earnings distribution plan for the fiscal year 2020;

(3)	Resolution regarding the election of the 10th Board of Directors (including independent directors) at the 2021 annual shareholders’ meeting (the “2021 AGM”);

(4)	Resolution regarding the nomination of director and independent director candidates for election at the 2021 AGM;

(5)	Approval of release the 10th Board of Directors from the restriction of engaging in competitive activities in accordance with Article 209 of the Company Act;

(6)	Convention of the 2021 AGM;

(7)	The time and place to submit shareholder’s proposals and to nominate director (including independent director) candidates for the 2021 AGM; and

(8)	The appointment of Ms. Silvia Su, a vice president of the Company, as the Company’s corporate governance officer effective March 16, 2021.

On matter (1), the Company’s consolidated results for the fiscal year 2020 include:

•	operating revenue of NT$23,011,381 thousand,

•	gross profit from operations of NT$5,032,173 thousand,

•	operating profit of NT$3,566,502 thousand,

•	profit before income tax of NT$2,973,359 thousand,

•	profit for the year of NT$2,367,483 thousand,

•	basic earnings per share of NT$3.26.

As of December 31, 2020,

•	total assets were NT$35,080,814 thousand,

•	total liabilities were NT$14,249,062 thousand,

•	equity attributable to equity holders of the Company was NT$20,831,752 thousand.

On matter (2), the Board resolved that NT$2.20 per share will be distributed from earnings to the shareholders in the form of cash dividends. The total amount of cash to be distributed to shareholders is NT$1,599,928,278. If any future event affects the total amount of the Company’s outstanding shares (for example, the Company buys back its treasury shares) and causes changes in the total amount of the Company’s outstanding shares, the Chairman is authorized to adjust the distribution ratio based on the total amount of earnings distribution approved by at the 2021 AGM and the actual amount of Company’s outstanding shares as of the record date of distribution.

On matter (6), the Board resolved that the 2021 AGM will be convened on May 31, 2021 at Hsinchu Science Park Life Hub, Einstein Hall (2F, No. 1, Industry E. 2nd Rd., Hsinchu Science Park, Hsinchu City, Taiwan). The subjects for convening the 2021 AGM are as follows:

(1)	Report Items:

(i)	Company’s business report for the fiscal year 2020;

(ii)	Audit Committee’s review report of the financial statements for the fiscal year 2020;

(iii)	Report of the status of distributable compensation for employees and directors for the fiscal year 2020;

(iv)	Amendments to Procedures for Ethical Management and Guidelines for Conduct; and

(v)	Amendments to Code of Ethics and Business Conduct.

(2)	Matters for Ratification:

(i)	Adoption of the financial statements for the fiscal year 2020; and

(ii)	Adoption of the earnings distribution plan for the fiscal year 2020.

(3)	Matters for Discussion:

(i)	Amendments to Company’s Articles of Incorporation;

(ii)	Amendments to Rules of Procedure for Shareholders’ Meeting; and

(iii)	Amendments to Rules for Election of Directors and Independent Directors.

(4)	Elections:

(i)	To elect nine directors (including independent directors) of the 10th Board of Directors.

(5)	Other Proposals:

(i)	Removal of restriction provided in Article 209 of the Company Act prohibiting of the 10th Board of Directors from participation in businesses competing with the Company.

(6)	Book closure starting date: April 2, 2021.

(7)	Book closure ending date: May 31, 2021.

On matter (7), the Board resolved that accept proposal for discussion at the 2021 AGM and nomination of director and independent director candidates submitted from March 26, 2021 to April 6, 2021 and the place designated for accepting such proposal and nomination is the Company (address: No. 1, R&D Rd. 1, Hsinchu Science Park, Hsinchu City, Taiwan).